February 7, 2018

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	First Mid-Illinois Bancshares, Inc.
(File NO. 333-222642)
Ladies and Gentlemen:
The undersigned, First Mid-Illinois Bancshares, Inc. (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby requests that the Commission grant acceleration of the effectiveness of the Company’s Registration Statement on Form S-4, as amended (File No. 333‑222642) so that it may become effective at 4:00 P.M. Eastern Standard Time on February 9, 2018, or as soon as practicable thereafter.

Very truly yours,

FIRST MID-ILLINOIS BANCSHARES, INC.
By:
Name:Joseph R. Dively
Title:Chairman, President and Chief Executive Officer

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1515 Charleston Avenue • Mattoon, Illinois 61938 • (217) 234-7454 • Member FDIC